

June 30, 2009

<u>Via U.S. Mail</u>

John C. Garrison, Chief Financial Officer
Empire Energy Corporation International
4500 College Blvd., Suite 240
Leawood, Kansas 66211

> **Re: Empire Energy Corporation International**
> **Registration Statement on Form S-1**
> **Filed June 2, 2009**
> **File Number 333-159680**

Dear Mr. Garrison:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note numerous inconsistencies regarding the description of this rights offering, including, but not limited to, the following:

   - Your rights offering relates to the sale of common stock by the Company to certain shareholders of record; however, "selling shareholders" are mentioned throughout the registration statement;

   - Your table of contents refers to "Principal and Selling Stockholders";

▪ The paragraph immediately following the table of contents on page 5 refers to selling stockholders and underwriters;

▪ Your "Plan of Distribution" on page 38 refers to selling stockholders throughout and does not appear to relate to this rights offering; and,

▪ The first paragraph under "Underwriting" on page 42 states that "[t]he Company is undertaking this offering without the assistance of underwriters . . . ." In the immediately following paragraph, under "Commissions and Discounts", you refer to underwriters advising "[the Company] and the selling stockholders", and to underwriters offering the shares to the public and to dealers.

Please explain these and all related inconsistencies to us. In your next amendment, revise your registration statement accordingly.

The Offering, page 6

2.   Indicate when the Board decided to conduct the Rights Offering. Address also why you selected a record date of December 18, 2008, which was almost six months prior to the filing of the registration statement.

3.   Indicate the price of your common stock on the record date and on the date that the Board decided to conduct the Rights Offering. Explain how you determined the exercise price.

4.   Tell us whether us any of your principal shareholders have indicated that they intend to oversubscribe and, if so, if they have indicated the amount of shares that they would offer to acquire.

Security Holders, page 38

5.   In the first paragraph, you refer to the "number of shares each stockholder is offering by this prospectus". Please explain this reference to us or revise the registration statement accordingly.

6.   We note the designation of footnotes (1) and (2) in the table; however, there is no corresponding text. Please revise accordingly.

Exhibit 5.1

7.   Your draft legality opinion refers to "Resale Shares". Please explain this reference to us, or revise your opinion accordingly.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
       Roger V. Davidson, Esq.
       (303) 415-2500